Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

Unbridled Energy Signs Amendment to Forbearance Agreement

CALGARY and PITTSBURGH · December 11, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled Energy” or the “Company”) announces they have signed an Amendment to the Forbearance Agreement with Huntington National Bank (“Bank”).  The Bank has agreed to extend the maturity date of the Company’s outstanding bank loan from December 16, 2009 to January 15, 2010, and to forbear from taking any further action to collect the bank loan until at least January 15, 2010.

Unbridled Energy Corporation

J. Michael Scureman

Chief Executive Officer

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.